THURSDAY MAY 6, 4:07 PM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE:  GUMTECH INTERNATIONAL, INC.

GUM TECH EXECUTES OPERATING AGREEMENT
WITH BIODELIVERY TECHNOLOGIES FOR GEL TECH
LLC

PHOENIX, May 6 /PRNewswire/ -- Gum Tech International, Inc. (Nasdaq: GUMM - news) announced today that it has signed an operating agreement with BioDelivery Technologies, Inc. governing the terms and conditions of their joint venture through Gel Tech LLC, a limited liability company formed in January 1999. BioDelivery Technologies, Inc. (formerly Gel Tech, Inc.) is a privately-held biotechnology company which specializes in the development of unique systems for the delivery of bioactive compounds.

The joint venture will market and distribute ZICAM (TM) , a new homeopathic cold remedy. ZICAM (TM) uses a nasal gel to deliver its active ingredient, Zinullose
(TM), a patent-pending ionic zinc emulsification formula. Initial research has shown that ZICAM (TM) reduces the duration of the common cold from an average of 10- 14 days to an average of 1 - 3 days. Under the terms of the operating agreement, Gum Tech will own a 60 % interest and BioDelivery Technologies will own a 40% interest in Gel Tech LLC.

"The completion of our joint venture involving Gel Tech LLC is a significant step for Gum Tech, " said Gum Tech President Gary Kehoe. "The development of
ZICAM (TM), a non-chewing gum product, is the result of BioDelivery Technologies' expertise in nasal gels combined with Gum Tech's research related to chewing gums. Thus far, the response we have received from both retail buyers and consumers as a separate entity to realize the commercial potential of ZICAM
(TM), will allow Gum Tech to capitalize on this opportunity while remaining focused on our core business of developing and manufacturing superior functional chewing gums."

R. Steven Davidson, CEO of BioDelivery Technologies, and newly appointed CEO of Gel Tech, added, "The completion of this operating agreement allows us to move forward rapidly with the marketing effort during the end of this year's cold season in Eckerd Drug stores and Albertson's nationwide, as well as a number of other regional chains, has been a success, and we are preparing for much wider distribution. We have received a significant amount of interest from other retailers and feel confident that ZICAM (TM) will be available in most major drug, grocery and mass retail chains in the United States during the coming cold season."

"We also have received a significant amount of unsolicited interest in the product from companies overseas," said Davidson. "As a result, we intend to begin international distribution sooner than we had originally anticipated."